Exhibit 99.1


                                [Company Logo]


FROM:  Kerzner International Limited
       Paradise Island, The Bahamas

       Investor Contact: Omar Palacios      Media Contact: Lauren Snyder
       Tel: +1.242.363.6018                 Tel: +1.242.363.6018
       Email: Omar.Palacios@kerzner.com     Email: Lauren.Snyder@kerzner.com


FOR IMMEDIATE RELEASE


                KERZNER RECEIVES REQUISITE CONSENTS RELATING TO
                   6 3/4% SENIOR SUBORDINATED NOTES DUE 2015

          PARADISE ISLAND, The Bahamas, August 18, 2006 - Kerzner International Limited (NYSE: KZL) (the "Company"), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, and its wholly owned subsidiary, Kerzner International North America, Inc. ("KINA"), announced today that as of 5:00 p.m., New York City time, on August 15, 2006 (the "Consent Date"), tenders of and consents with respect to approximately 97.6% of the aggregate outstanding principal amount of their 6 3/4% Senior Subordinated Notes due 2015 were received, according to The Bank of New York Trust Company, N.A., the Depositary.

          The tender offer to purchase any and all of their outstanding notes is being made pursuant to an Offer to Purchase and Consent Solicitation Statement (the "Statement") and a related Letter of Transmittal and Consent, each dated August 1, 2006. The tender offer is scheduled to expire at 12:01 a.m., New York City time, on August 29, 2006, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, the Company and KINA are soliciting consents to proposed amendments to the indenture governing the notes that would eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

          Subject to the terms and conditions set forth in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered (and not withdrawn) note accepted for payment on or prior to 5:00 p.m., New York City time, on the Consent Date and accepted for payment will be $1,071.67 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their notes on or prior to 5:00 p.m., New York City time, on the Consent Date. Holders that properly deliver consents and validly tender (and do not withdraw) notes after that time but prior to the expiration of the tender offer will receive $1,051.67 per $1,000.00



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of principal amount, plus accrued and unpaid interest. Holders will receive payment promptly after the expiration date for the tender offer, which is currently scheduled to be August 29, 2006.

          Tenders of notes and deliveries of consents made on or prior to 5:00 p.m., New York City time, on the Consent Date, may be withdrawn or revoked at any time on or before the Consent Date. Tenders of notes made after 5:00 p.m., New York City time, on the Consent Date, may be withdrawn at any time until 12:01 a.m., New York City time, on the expiration date for the tender offer.

          The tender offer is conditioned upon consummation of the acquisition of the Company by an investor group and a minimum tender condition, as well as other general conditions.

          Copies of the tender offer and consent solicitation documents can be obtained by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer and consent solicitation, at 800-322-2885 (toll free) and 212-929-5500.

          Deutsche Bank Securities Inc. is acting as Dealer Manager for the tender offer and Solicitation Agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Deutsche Bank Securities Inc., High Yield Capital Markets, at 800-553-2826 (toll free).

          This press release is not an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Statement and the related Letter of Transmittal and Consent. The consent solicitation is being made solely by the Statement, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation.

          This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including the risks and uncertainties that are described in the Company's recent public filings with the U.S. Securities and Exchange Commission.

          Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.